Exhibit 99.1

AuRico Gold Announces Details for Fourth Quarter and Year-End Results

TORONTO, Jan. 14, 2015 /CNW/ - AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), ("AuRico" or the "Company") today announced that it will release the Company's fourth quarter and year-end financial results for the period ended December 31, 2014 after market close on Thursday, February 19, 2015.  The financial statements will be available on the Company's website at www.auricogold.com or www.sedar.com.

Webcast and Conference Call

A webcast and conference call will be held on Friday, February 20, 2015 starting at 8:30 a.m. Eastern Time.  Senior Management will be on the call to discuss the results.

Conference Call Access:

•	International & Toronto: 1-647-427-7450
•	Canada & U.S. Toll Free: 1-888-231-8191

Please ask to be placed into the AuRico Gold 2014 Fourth Quarter and Year-End Results Conference Call.

Conference Call Live Webcast
The conference call will be broadcast live on the internet via webcast. To access the webcast, please follow this link: http://www.newswire.ca/en/webcast/detail/1470369/1636711.

Archive Call Access
If you are unable to attend the conference call, a replay will be available until midnight, February 27, 2015 by dialing the appropriate number below:

•	International & Toronto: 1-416-849-0833 Passcode: #64802471
•	Canada & U.S. Toll Free: 1-855-859-2056 Passcode: #64802471

Archive Webcast
The webcast will be archived for 90 days. To access the archived webcast, visit the Company's website at www.auricogold.com or follow this link: http://www.newswire.ca/en/webcast/detail/1470369/1636711.

About AuRico Gold
AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have significant production growth and exploration potential.  The Company is focused on its core operations including the cornerstone Young-Davidson gold mine in northern Ontario, and the El Chanate mine in Sonora State, Mexico. AuRico's project pipeline also includes the advanced development Kemess Underground Project in northern British Columbia and the Lynn Lake Gold Camp in northern Manitoba. The Company also has other exploration opportunities in Canada and Mexico. AuRico's head office is located in Toronto, Ontario, Canada.

SOURCE AuRico Gold Inc.

%CIK: 0001078217

For further information:

Please visit the AuRico Gold website at www.auricogold.com or contact:

Anne Day
Vice President, Investor Relations and Communications
AuRico Gold Inc.
1-647-260-8880

CO: AuRico Gold Inc.

CNW 12:30e 14-JAN-15